# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHL TELEMEDICINE LTD, CIK 0001166834
CUSIP: 78423T200
Title of class of securities: American Depositary Shares, each representing one ordinary share, par value NIS 0.01 per share
Address of issuer's principal executive offices: 94 Yigal Alon Street, Tel Aviv, Israel (L3), 6789155
Date of event which requires filing of this statement: 12/02/2025
Filed by CIK 0002005736
Persons authorized to receive notices and communications: David Arnon, Chief Executive Officer, 94 Yigal Alon Street, Tel Aviv, Israel (L3), 6789155, 972-3-5612212

## Reporting persons
- Danbar Finance Ltd. (CIK 0002005736): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 3,165,620; shared voting power 0; sole dispositive power 3,165,620; shared dispositive power 0; aggregate amount beneficially owned 3,165,620 (8.5% of the class)
- Miri Wulkan: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 490,528; shared voting power 3,165,620; sole dispositive power 490,528; shared dispositive power 3,165,620; aggregate amount beneficially owned 3,656,148 (9.9% of the class)
- Nir Rotenberg: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: personal funds (PF); sole voting power 175,562; shared voting power 3,165,620; sole dispositive power 175,562; shared dispositive power 3,165,620; aggregate amount beneficially owned 3,341,182 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing one ordinary share, par value NIS 0.01 per share
Name of issuer: SHL TELEMEDICINE LTD
Address of issuer's principal executive offices: 94 Yigal Alon Street, Tel Aviv, Israel (L3), 6789155

## Item 2. Identity and Background
Name of person filing:
Danbar Finance Ltd. ("Danbar"), a company organized under the laws of the State of Israel.

Miri Wulkan, a citizen of the State of Israel. Ms. Wulkan is a director and a shareholder of Danbar.

Nir Rotenberg, a citizen of the State of Israel. Mr. Rotenberg is a director and a shareholder of Danbar.

Matan Wulkan, who was previously reported as a reporting person, is no longer a shareholder or director of Danbar. Mr. Wulkan does not have, and no longer shares, any voting power or dispositive power over any Ordinary Shares of the Issuer, including the Ordinary Shares held by Miri Wulkan. Mr. Wulkan is not a member of the reporting group and is no longer a reporting person for purposes of Section 13(d) of the Exchange Act.
Residence or business address: This item is not being amended by this Schedule 13D/A.
Present principal occupation or employment: The principal occupation of Danbar is to make investments in entities. The principal occupation of Ms. Wulkan is that of a retired individual. The principal occupation of Mr. Rotenberg is an economist.
Criminal convictions in the last five years: None of the Reporting Persons has, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: This item is not being amended by this Schedule 13D/A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This item is not being amended by this Schedule 13D/A.

## Item 4. Purpose of Transaction
Purpose of transaction: This item is not being amended by this Schedule 13D/A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person Number of Ordinary Shares Percentage of Class(1)
Danbar Finance Ltd. 3,165,620 8.5%
Miri Wulkan 3,656,148 9.9%
Nir Rotenberg 3,341,182 9.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
The percentage of class is based on 37,059,946 Ordinary Shares outstanding as of December 3, 2025 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on December 3, 2025).

Miri Wulkan and Nir Rotenberg are shareholders of Danbar Finance Ltd. ("Danbar"). Ms. Wulkan and Mr. Rotenberg are the sole directors of Danbar. Danbar, Ms. Wulkan and Mr. Rotenberg are collectively referred to herein as the "Reporting Persons".

Danbar is deemed to beneficially own 3,165,620 Ordinary Shares held by it directly.

Ms. Wulkan is deemed to beneficially own 3,656,148 Ordinary Shares, consisting of: (i) 490,528 Ordinary Shares held directly, and (ii) 3,165,620 Ordinary Shares held by Danbar, over which Ms. Wulkan shares voting and dispositive power with Mr. Rotenberg.

Mr. Rotenberg is deemed to beneficially own 3,341,182 Ordinary Shares, consisting of: (i) 175,562 Ordinary Shares held directly, and (ii) 3,165,620 Ordinary Shares held by Danbar, over which Mr. Rotenberg shares voting and dispositive power with Ms. Wulkan.
Transactions in the class effected during the past sixty days:
Reporting Person Trade Date Number of Avg. Price Per
Ordinary Shares Ordinary Share(1)
Danbar Finance Ltd. December 2, 2025 2,374,215 CHF 0.60
Miri Wulkan December 2, 2025 367,896 CHF 0.60
Nir Rotenberg December 2, 2025 81,000 CHF 0.60
Nir Rotenberg December 4, 2025 67,562 CHF 0.78

(1) The price reported is the weighted average price in Swiss franc ("CHF") as of the relevant trade date. The Reporting Persons undertake to provide, upon request by the staff of the SEC, full information regarding the number of Ordinary Shares purchased at each separate price within the ranges set forth in this footnote.
Other persons with the right to receive dividends or sale proceeds: This item is not being amended by this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This item is not being amended by this Schedule 13D/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, dated as of December 15, 2025, by and between the Reporting Persons.

## Signatures
- Danbar Finance Ltd.: /s/ Nir Rotenberg, Nir Rotenberg/Director (12/15/2025)
- Miri Wulkan: /s/ Miri Wulkan, Miri Wulkan/Individual (12/15/2025)
- Nir Rotenberg: /s/ Nir Rotenberg, Nir Rotenberg/Individual (12/15/2025)